PURE GOLD
MINERALS INC. T.PUG

SUPPL

Fax:	**1-202-942-9624**
To:	**Securities & Exchange Commission – Washington, D.C.**
Attention:	**Compliance**
From:	**Debra Watkins**
Re:	**Pure Gold News Release**

03003423

03 JAN 30 AM 7:21

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

dw 2/3

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

January 28, 2003 *TSX SYMBOL: PUG*

RIGHTS OFFERING
FLOW-THROUGH / NON-FLOW-THROUGH UNITS

Pure Gold Minerals Inc. (TSX:PUG) is offering its shareholders who are resident in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario ("Eligible Shareholders"), transferable Rights to purchase flow-through units or non-flow-through units, or a combination thereof, in the Company.

The Company has set the rights price at below market as the Company is allowed to do for its own shareholders. The use of a rights offering allows shareholders to participate in the on-going financing of the Company without dilution. The support of our shareholders is appreciated by the management and directors of the Company and, through past rights offerings, shareholders have allowed the Company to maintain its interest in diamond exploration in Alberta, Nunavut and the Otish Mountains.

Each shareholder of record on February 3, 2003 ("**Record Date**"), will receive one right for every common share held. Eight (8) Rights plus $0.08 will entitle the shareholder to purchase one flow-through unit ("**FT Unit**") or one non-flow-through unit ("**NFT Unit**"). Each FT Unit consists of one common share of the Company and one-half of one Series H Warrant. Each NFT Unit consists of one common share of the Company and one Series H Warrant. Each whole Series H Warrant entitles the holder to purchase one additional common share of the Company at $0.10 per share until March 14, 2004.

The Rights Offering will expire on March 13, 2003 ("**Rights Expiry Date**").

The Rights will be posted for trading on the Toronto Stock Exchange ("TSX") on the Record Date. The Series H Warrants have been conditionally approved for listing on the TSX commencing on the Rights Expiry Date - subject to certain conditions including minimum distribution requirements. The Company's common shares will commence trading on the TSX on an ex-rights basis on January 30, 2003.

In the event that all of the offered rights are exercised, Pure Gold will receive gross proceeds of approximately $742,000 which will be used to fund the Company's exploration programs in Alberta, Nunavut and Québec, pay for the expenses of the Rights Offering and for working capital.

A detailed Rights Offering Circular and Rights Certificate will be mailed to all Eligible Shareholders on February 6, 2003. Computershare Trust Company of Canada will make every effort to sell the rights which would have been issued to ineligible shareholders on their behalf.

Pursuant to their entitlement as shareholders under the basic subscription right and the additional subscription privilege, two directors/officers of the Company have agreed to participate to subscribe for an aggregate of 1,875, 000 NFT Units.

The Company will pay any member of the Investment Dealing Association of Canada and Canadian stock exchanges, a Soliciting Dealer Fee of 7% of the Subscription Price ($0.0056 per Unit) for each FT Unit and NFT Unit for which a subscription is procured.

The Company also wishes to advise that it will not be proceeding with its private placement announced on September 20, 2002.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca

PURE GOLD MINERALS INC. T.PUG

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Release

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

January 29, 2003 *TSX SYMBOL: PUG*

37TH KIMBERLITE DISCOVERED ON BUFFALO HILLS PROPERTY IN ALBERTA

Donald R. Sheldon, President of Pure Gold Minerals Inc. ("Pure Gold") is pleased to report that the first target drilled during the current winter program on the Buffalo Hills property in north-central Alberta has thus far returned five metres of highly altered kimberlite.

Located approximately 18 km southwest of the K252 kimberlite, the target is represented by a strong electromagnetic anomaly with approximate surface dimensions of 400 m x 400 m. The discovery was made when a vertical drill hole intersected 30 metres of glacial overburden underlain by 24 metres of mudstone before intersecting kimberlite at a depth of 54 metres. At the time of preparation of this news release, the drill had reached 59 metres and was still in kimberlite.

Designated K296, this body constitutes the 37th discovery that the Alberta joint venture has made on the Buffalo Hills property. Once drilling is completed at this location, the program will advance to other geophysical targets located on the property. Pure Gold will provide a final update on the Buffalo Hills winter drill program upon completion of field activities in late February or early March.

The joint venturers on the Buffalo Hills property and their approximate beneficial interests are Pure Gold (PUG.TSX) 10 percent, Ashton Mining of Canada Inc. ("Ashton") (ACA.TSX) 45 percent, and EnCana Corporation (ECA.TSX), 45 percent.

Ashton is the operator of the exploration programs and Brooke Clements, Professional Geologist and Ashton's Vice President, Exploration, is responsible for their design and conduct and the verification and quality assurance of analytical results.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca